

Mail Stop 6010

August 7, 2008

VIA U.S. MAIL AND FAX (978) 557-1004

James A. Shanahan
Chief Financial Officer
Andover Medical, Inc.
510 Turnpike Street
Suite 204
N. Andover, MA 01845

> **Re: Andover Medical, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **File No. 333-128526**

Dear Mr. Shanahan:

We have completed our review of your Form 10-K and the related amendment and do not, at this time, have any further comments.

Sincerely,

Brian R. Cascio
Accounting Branch Chief